SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)

Colonial Commercial Corp.
_____________________________________________________________
(NAME OF ISSUER)

Common Stock, par value $.05 per share
Convertible Preferred Stock, par value $.05 per share
_____________________________________________________________
(TITLE OF CLASS OF SECURITIES)

COMMON STOCK: 195621 404
CONVERTIBLE PREFERRED STOCK: 195621 503
_____________________________________________________________
(CUSIP NUMBER)

Michael Goldman
c/o Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506
_____________________________________________________________
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)

March 1, 2011
_____________________________________________________________
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Cusip No. 195621 404	13D	Page 2 of 6
Cusip No. 195621 503

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Goldman 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC 2
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	7	SOLE VOTING POWER
NUMBER OF
SHARES		4,226,264 shares of common stock 3
BENEFICIALLY		91,065 shares of convertible preferred stock 4
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		N/A
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,226,264 shares of common stock 5
91,065 shares of convertible preferred stock 6
	10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,226,264 shares of common stock 7
91,065 shares of convertible preferred stock 8
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒ 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

46.16% of common stock 10
31.07% of convertible preferred stock 11
14	TYPE OF REPORTING PERSON

IN

______________________________________________________________
1 Michael Goldman is the Chief Executive Officer and majority shareholder of Goldman Associates of New York, Inc. (“Goldman Associates”) and is also Chairman of the Company.  Goldman Associates is the owner of 3,979,255 shares of Common Stock (“Goldman Shares”).  Mr. Goldman is the owner of 247,009 shares of Common Stock and the beneficial owner of the Goldman Shares.

2 Pursuant to a Private Placement Purchase Agreement dated March 1, 2011, Goldman Associates used its working capital to purchase 3,000,000 shares of Common Stock at $0.50 per share at an aggregate purchase price of $1,500,000.

3 See footnote 1.

4 Mr. Goldman is the owner of 91,065 shares of Common Stock issuable at any time upon conversion of 91,065 shares of Convertible Preferred Stock. Each share of the Company’s Convertible Preferred Stock is convertible at any time into one share of the Company’s Common Stock. Directors are elected by the holders of Common Stock and Convertible Preferred Stock voting together as one class on a share for share basis. If Mr. Goldman converts his 91,065 shares of Convertible Preferred Stock into 91,065 shares of Common Stock, his aggregate amount of beneficially owned shares of Common Stock would be 46.69% of Common Stock.

5 See footnote 1.

6 See footnote 4.

7 See footnote 1.

8 See footnote 4.

9 Excludes 20,000 shares of Common Stock owned by Mr. Goldman’s spouse.  Mr. Goldman disclaims beneficial ownership of these shares.

10 See footnote 1.  If Mr. Goldman converts his 91,065 shares of Convertible Preferred Stock into 91,065 shares of Common Stock, his aggregate amount of beneficially owned shares of Common Stock would be 46.69% of Common Stock.

11 See footnote 4.

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Cusip No. 195621 503

ITEM 1. SECURITY AND ISSUER.

The title of the classes of equity securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") and convertible preferred stock, par value $.05 per share (the “Preferred Stock”), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.

Name: Michael Goldman

Business Address: 275 Wagaraw Road, Hawthorne NJ 07506

Present principal occupation or employment: Chief Executive Officer of Goldman Associates of New York, Inc.

Name, principal business and address of any corporation or other organization in which such employment is conducted: 17305 St. James Court, Boca Raton, FL 33496

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Private Placement Purchase Agreement dated March 1, 2011, Goldman Associates of New York, Inc. ("Goldman Associates") used its working capital to purchase 3,000,000 shares of Common Stock at $0.50 per share at an aggregate purchase price of $1,500,000 (the "Transaction").

ITEM 4. PURPOSE OF TRANSACTION.

Goldman Associates acquired the shares of Common Stock of the Company in the Transaction for investment purposes. Mr. Goldman's interest in the Company described in this Schedule 13D/A is for investment purposes.

(a)-(i): Not applicable

(j) Other than as set forth above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the reporting person reserves the right to develop such plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See Items 11 through 13 set forth on the cover page of this Statement.

(b)	See Items 7 through 10 set forth on the cover page of this Statement.

(c)	Pursuant to a Private Placement Purchase Agreement dated March 1, 2011, Goldman Associates purchased 3,000,000 shares of Common Stock at $0.50 per share at an aggregate purchase price of $1,500,000.

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Cusip No. 195621 503

(d)
The shareholders of Goldman Associates have the right to receive the proceeds from the sale of the Company's Common Stock held by Goldman Associates in accordance with such shareholder’s percentage ownership interest in Goldman Associates.

Michael Goldman, Melissa Goldman-Williams and Kevin Goldman each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Company's Common Stock owned by Goldman Associates.

Michael Goldman owns 48% of Goldman Associates and controls Goldman Associates. Mr. Goldman, through Goldman Associates, owns the pecuniary interest in 1,910,042 (48%) of the shares of Common Stock owned by Goldman Associates. Mr. Goldman, as president of Goldman Associates, has the sole voting and investment power over all 3,979,255 shares of common stock of the Company that are owned by Goldman Associates and is deemed to be the beneficial owner of these shares under Section 13(d) of the Securities Exchange Act of 1934, as amended. Mr. Goldman is the Chairman of the Board of Directors of the Company.

Melissa Goldman-Williams, the daughter of Mr. Michael Goldman, owns 27% of Goldman Associates. Mrs. Goldman-Williams through Goldman Associates owns the pecuniary interest in 1,074,399 (27%) of the shares of Common Stock owned by Goldman Associates. Mrs. Goldman-Williams is a director of the Company and the Vice President of Operations.

Kevin Goldman, the son of Mr. Michael Goldman, owns 25% of Goldman Associates. Kevin Goldman through Goldman Associates owns the pecuniary interest in 994,814 (25%) of the shares of Common Stock owned by Goldman Associates.

(e)	N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE ISSUER.

(a)
Pursuant to a Private Placement Purchase Agreement dated February 3, 2004, effective February 12, 2004, between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

(b)
Pursuant to a Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates purchased 600,000 shares of Common Stock and a warrant (“Warrant”) to purchase 150,000 shares of Common Stock, at an exercise price of $3.00 per share, for a purchase price of $750,000. Goldman Associates also purchased a subordinated secured note (“Note”), as amended, for a purchase price of $750,000. The Warrant expired on December 31, 2008.  The Note, as amended, accrues interest from and after January 1, 2009 at the prime rate in effect from time to time plus 2%. The Maturity Date of the amended Note is January 1, 2012.

(c)
Goldman Associates is the holder of an unsecured note in the amount of $74,215 issued in connection with the Company’s August 20, 2009 tender offer to purchase any and all shares of its convertible preferred stock at $1.25 per share. The unsecured note bears interest at 12% and is payable in twenty equal quarterly payments beginning October 10, 2009.

(d)	Pursuant to a Private Placement Purchase Agreement dated March 1, 2011, Goldman Associates purchased 3,000,000 shares of Common Stock at $0.50 per share at an aggregate purchase price of $1,500,000.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.01	Private Placement Purchase Agreement dated February 3, 2004, effective February 12, 2004 by and between Colonial Commercial Corp. and Michael Goldman	Incorporated herein by reference from Exhibit 4.1 to Michael Goldman’s Schedule 13D filed on August 16, 2005.

4.02	Private Placement Purchase Agreement dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.3 to the Company's Form 10-Q filed on June 30, 2004.

4.03	Secured Note dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.4 to the Company's Form 10-Q filed on June 30, 2004.

4.04	Warrant Agreement dated June 21, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.5 to the Company's Form 10-Q filed on June 30, 2004.

4.05	Amendment No. 1 dated March 27, 2008 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.14(d) to the Company’s Form 10-K filed on March 31, 2008.

4.06	Amendment No. 2 dated February 12, 2009 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.03 to the Company’s Form 8-K filed on February 13, 2009.

4.07	Amendment No. 3 dated March 5, 2010 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.04 to the Company’s Form 8-K filed on March 10, 2010.

4.08	Amendment No. 4 dated March 1, 2011 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.05 to the Company’s Form 8-K filed on March 2, 2011.

4.09	Form of Note by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit (b)(1) to the Company’s SC-TO filed on July 9, 2009.

4.10	Form Private Placement Purchase Agreement by and among Colonial Commercial Corp. and the person who are counterparts to the Agreement as “Investors.”	Incorporated herein by reference from Exhibit 10.16 to the Company’s Form 8-K filed on March 2, 2011.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 15, 2011
/s/ Michael Goldman
Michael Goldman